Exhibit (h)(16)

October 30, 2018

Mr. Arthur A. Jensen

Treasurer

State Street Institutional Funds

c/o SSGA Funds Management, Inc.

1 Iron Street

Boston, Massachusetts 02110

RE:	State Street Institutional International Equity Fund Fee Waiver and/or Expense Reimbursement Arrangement

Dear Mr. Jensen:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street Institutional International Equity Fund (the “Fund”), a series of the State Street Institutional Funds (the “Trust”), agrees until April 30, 2020 (the “Expiration Date”), (i) to waive up to the full amount of the advisory fee payable by the Fund, and/or (ii) to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, and certain class-specific expenses, such as distribution and shareholder servicing) exceed 0.55% of average daily net assets on an annual basis.

The above stated fee waiver and/or expense reimbursement arrangement may only be terminated prior to the Expiration Date with the approval of the Board of Trustees of the Trust. SSGA FM and the Trust’s Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement arrangement for additional periods, including of one or more years, after the Expiration Date.

If fee waiver and/or expense reimbursement arrangement stated above in this memorandum is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By: Ellen M. Needham
Director and President

Accepted and Agreed:
STATE STREET INSTITUTIONAL FUNDS, ON BEHALF OF THE STATE STREET INSTITUTIONAL INTERNATIONAL EQUITY FUND

/s/ Arthur A. Jensen
By:
Arthur A. Jensen
Treasurer